STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	December 16, 2004
Corporate Office:	#SRU-22-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 3
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

DEFINITION DRILLING ASSAY RESULTS
FOR MAIN SULPHIDE LENS(ES) – WEST ZONE “PIT AREA”

Starfield Resources Inc. has now received the remaining assay data for all drill holes (04-162-173; 04-175-187; 04-189-199; 04-201-205) which encountered massive sulphide lenses as part of the 2004 definition drilling campaign of the West Zone “Pit Area”. This Press Release reports results for the last holes completed in West Zone between grid lines 35+67W and 58+00W or over a strike length of more than 2 kilometers. These holes were designed to further define indicated massive sulphide mineral resources (Cu+Ni+Co+Pd+Pt) within the “Pit Area” as well as to test footwall-style platinum and palladium mineralization known to occur below the massive sulphide lens(es). Complete footwall mineralization analyses for holes 04-182 to 04-205 are pending and will likely be reported on during the first half of January 2005.

Highlights from 10 holes are reported in Table I with complete results shown in Table II attached:

TABLE I “PIT AREA” HIGHLIGHTS – DEFINITION DRILLING – MAIN SULPHIDE LENS(ES) ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-195	-75°	48+80W/1+75N	146.00-148.28	2.28 7.48	0.854	1.061	0.127	2.28	0.20	2.48
			167.55-173.54	5.99 19.65	0.561	0.940	0.109	1.83	0.43	2.26

04-197	-75°	42+75W/1+65N	85.40-92.68	7.28 23.88	1.216	1.067	0.139	2.01	0.21	2.22

04-198	-60°	41+70W/1+55N	138.23-144.38	6.15 20.18	1.328	1.118	0.140	2.62	0.20	2.82
			146.60-148.10	1.50 4.92	3.884	0.897	0.105	0.61	0.03	0.64

04-199	-72.5°	41+70W/1+55N	71.38-71.81	0.43 1.41	0.193	1.101	0.082	0.41	1.90	2.31
			72.11-72.41	0.30 0.98	0.332	1.121	0.088	0.03	1.94	1.97

04-201	-60°	41+00W/1+50N	80.70-84.90	4.20 13.78	1.427	0.811	0.108	2.22	0.34	2.56
			104.54-107.44	2.90 9.51	1.027	0.640	0.120	250	0.52	3.02

04-204	-60°	40+70W/0+80N	45.30-58.00	12.70 41.67	0.937	0.810	0.084	1.83	0.46	2.29
*2PGE=Pt+Pd

Within the 10 drill holes reported, 04-195, 04-197, 04-198 and 04-204 intercepted significant thickness of massive sulphides ranging from 9.27 meters to 17.88 meters (see Table II). Intersection lengths reported for the moderately north-dipping sulphide lens(es) approximate true widths in this part of West Zone.

The Company is encouraged by the foregoing results which provide additional information regarding lateral and down-dip continuity of the massive sulphide lens(es) within the eastern part of West Zone and should provide significant data for a revised estimate of indicated mineral resources. The results also continue to demonstrate the direct correlation between sulphide mineralization and electromagnetic conductors identified by airborne and surface geophysical surveys on the Ferguson Lake property.

The property-wide inferred mineral resource of 54.8 million tonnes is estimated to contain 1.2 billion pounds of copper, 713 million pounds of nickel, 80 million pounds of cobalt, 2.4 million ounces palladium and 0.4 million ounces of platinum. Mineral resource estimates incorporating all drill holes completed between 1999 and 2002, prepared by independent consulting geologist Dr. N.C. Carter, P.Eng. (April 8, 2003), include an inferred mineral resource for four sulphide zones (West Zone, East Zone I and II, 119 Zone) totaling 54.8 million tonnes grading 0.99% copper, 0.59% nickel, 0.068% cobalt, 1.37 grams/tonne palladium and 0.24 gram/tonne platinum at a 1% copper+nickel cutoff grade. An indicated mineral resource for the eastern part of West Zone (“Pit Area”) was estimated to be 6.7 million tonnes with average grades of 0.92% copper, 0.65% nickel, 0.072% cobalt, 1.39 grams/tonne palladium and 0.20 gram/tonne platinum at a similar copper+nickel cutoff grade of 1%. Revised mineral resource estimates incorporating the results of drill holes completed in late 2003 and 2004 are expected during the first quarter of 2005.

Drilling to date in the “Pit Area” and the remainder of West Zone has demonstrated that the strong UTEM geophysical conductor reflects a continuous “sheet” of sulphide mineralization which has been aggressively explored (1999-2004) between section lines 39+00W and 68+00W or over a strike length of 2.9 kilometers. Recent surface geophysical surveys (UTEM and SQUID) plus down-hole EM surveys completed further to the west and southwest have confirmed that a strong geophysical conductor, some 5 kilometers in length and also related to sulphide mineralization, continues along strike from West Zone mineralization. The Company has completed more than 80,000 meters of diamond drilling on the Ferguson Lake property which potentially hosts one of the largest undeveloped base and precious-metal resources in North America.

TABLE II “PIT AREA”– DEFINITION DRILLING – MAIN SULPHIDE LENS(ES) ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-195	-75°	48+80W/1+75N	146.00-163.10	17.10 56.10	0.768	0.463	0.055	1.13	0.23	1.36
		(including	146.00-148.28	2.28 7.48	0.854	1.061	0.127	2.28	0.20	2.48)
			166.80-179.50	12.70 41.67	0.658	0.567	0.072	1.16	0.28	1.44
		(including	167.55-173.54	5.99 19.65	0.561	0.940	0.109	1.83	0.43	2.26)

04-196	-60°	42+75W/1+65N	81.96-82.50	1.44 4.72	1.569	0.635	0.093	1.15	0.10	1.25

04-197	-75°	42+75W/1+65N	84.90-95.60	10.70 35.10	0.967	0.813	0.104	1.52	0.16	1.68
		(including	85.40-92.68	7.28 23.88	1.216	1.067	0.139	2.01	0.21	2.22)

04-198	-60°	41+70W/1+55N	135.11-144.38	9.27 30.41	0.942	0.867	0.107	2.01	0.18	2.19
		(including	138.23-144.38	6.15 20.18	1.328	1.118	0.140	2.62	0.20	2.82)
			144.38-147.15
			146.60-148.10	1.50 4.92	3.884	0.897	0.105	0.61	0.03	0.64

04-199	-72.5°	41+70W/1+55N	71.38-71.81	0.43 1.41	0.193	1.101	0.082	0.41	1.90	2.31
			72.11-72.41	0.30 0.98	0.332	1.121	0.088	0.03	1.94	1.97
			73.40-74.20	0.80 2.62	0.304	0.728	0.172	0.29	1.12	1.41
*2PGE=Pt+Pd

Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-201	-60°	41+00W/1+50N	80.70-84.90	4.20 13.78	1.427	0.811	0.108	2.22	0.34	2.56
			94.62-99.60	4.98 16.34	0.625	0.463	0.065	1.24	0.10	1.34
			104.54-107.44	2.90 9.51	1.027	0.640	0.120	2.50	0.52	3.02

04-202	-72.5°	41+00W/1+50N	60.19-63.12	2.93 9.61	0.865	0.491	0.069	1.16	0.11	1.27
			73.50-76.60	3.10 10.17	1.217	0.487	0.058	1.18	0.08	1.26
			76.60-78.92	Dyke
			78.92-81.04	2.12 6.96	0.759	0.672	0.087	1.51	0.08	1.59

04-203	-60°	42+45W/1+30N	66.30-69.00	2.70 8.86	1.343	0.733	0.094	1.60	0.30	1.90
			95.80-99.20	3.40 11.15	1.283	0.174	0.073	0.81	0.12	0.93

04-204	-60°	40+70W/0+80N	42.12-60.00	17.88 58.66	0.790	0.714	0.074	1.62	0.39	2.01
		(including	45.30-58.00	12.70 41.67	0.937	0.810	0.084	1.83	0.46	2.29)
			69.10-72.27	3.17 10.40	0.630	0.823	0.111	1.45	0.19	1.64
			74.27-78.20	3.93 12.89	0.887	0.561	0.072	1.56	0.12	1.68

04-205	-60°	40+70W/1+85N	106.68-110.14	3.46 11.35	0.613	0.286	0.052	0.58	0.10	0.68
			120.60-121.61	1.01 3.31	0.383	0.723	0.079	1.11	0.25	1.36
*2PGE=Pt+Pd

Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director

(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release.)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.